UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number:  001-35505

BROOKFIELD PROPERTY PARTNERS L.P.

(Exact name of registrant as specified in its charter)

73 Front Street, Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The information contained in Exhibits 99.1 and 99.2 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-218503, 333-218504, 333-225158 and 333-225163; and the registrant’s following registration statements on Form S-8: File Nos. 333-196622, 333-203042 and 333-227082.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2019	BROOKFIELD PROPERTY PARTNERS, L.P.
By its general partner, Brookfield Property Partners Limited

	By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

The information set forth in the exhibits below was provided to investors in Canada on February 11, 2019.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
99.1	Consolidated financial statements (unaudited) of GGP Inc. as at June 30, 2018 and December 31, 2017 and for the three months and six months ended June 30, 2018 and 2017

99.2	Unaudited Pro Forma Consolidated Income Statements for Brookfield Property Partners L.P.